EXHIBIT 99.2

RECONCILIATION OF EBITDA AND ADJUSTED EBITDA
The following table includes a reconciliation of net income attributable to AmeriGas Partners, L.P. to EBITDA (1) and Adjusted EBITDA (2) for the period presented:

Twelve Months Ended
September 30,
2013 (in millions)
Net (loss) income attributable to AmeriGas Partners, L.P.	$221.2
Income tax expense	1.7
Interest expense	165.4
Depreciation	159.3
Amortization	43.6
EBITDA (1)	$591.2
Heritage Propane acquisition and transition expense	26.5
Loss on extinguishments of debt	-
Adjusted EBITDA (2)	$617.7

(1) Earnings before interest expense, income taxes, depreciation and amortization (“EBITDA”) should not be considered as an alternative to net income attributable to AmeriGas Partners (as an indicator of operating performance) and is not a measure of performance or financial condition under accounting principles generally accepted in the United States of America (“GAAP”). Management believes EBITDA is a meaningful non-GAAP financial measure used by investors to (a) compare the Partnership’s operating performance with that of other companies within the propane industry and (b) assess the Partnership’s ability to meet loan covenants. The Partnership’s definition of EBITDA may be different from those used by other companies. Management uses EBITDA to compare year-over-year profitability of the business without regard to capital structure as well as to compare the relative performance of the Partnership to that of other master limited partnerships without regard to their financing methods, capital structure, income taxes or historical cost basis. In view of the omission of interest, income taxes, depreciation and amortization from EBITDA, management also assesses the profitability of the business by comparing net income attributable to AmeriGas Partners for the relevant years. Management also uses EBITDA to assess the Partnership’s profitability because its parent, UGI Corporation, uses the Partnership’s EBITDA to assess the profitability of the Partnership which is one of UGI Corporation’s industry segments. UGI Corporation discloses the Partnership’s EBITDA in its disclosure about industry segments as the profitability measure for its domestic propane segment.

(2) Adjusted EBITDA is a non-GAAP financial measure. Management believes the presentation of this measure provides useful information to investors to more effectively evaluate the year-over-year results of operations of the Partnership. Management uses Adjusted EBITDA to exclude from AmeriGas Partners' EBITDA gains and losses that competitors do not necessarily have to provide additional insight into the comparison of year-over-year profitability to that of other master limited partnerships. This measure is not comparable to measures used by other entities and should only be considered in conjunction with net income attributable to AmeriGas Partners, L.P. for the relevant periods.